UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F  x       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes    No  x

If “Yes” is marked, indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-

PETROBRAS ANNOUNCES TENDER RESULTS

AND SETTLEMENT OF TENDER OFFER AND CONSENT SOLICITATION

RIO DE JANEIRO, BRAZIL – July 11, 2016 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) hereby announces that holders of US$299,159,000.00, or approximately 51.87%, of the outstanding 8.375% Global Notes due 2018 (the “2018 Notes”), issued by Petrobras’s wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their 2018 Notes at or prior to 11:59 p.m., New York City time, on July 8, 2016 (the “Expiration Date”), pursuant to PGF’s previously announced offer to purchase and consent solicitation (the “Offer to Purchase and Consent Solicitation”) made pursuant to the offer to purchase and consent solicitation statement dated May 17, 2016 (as amended or supplemented, the “Statement”), and the related consent and letter of transmittal dated May 17, 2016 (as amended or supplemented, the “Consent and Letter of Transmittal”).

The following table summarizes the final tender results as of the Expiration Date and the principal amount of 2018 Notes that PGF has accepted for purchase:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Total Consideration(1)	Principal Amount Tendered	Principal Amount Accepted for Purchase
8.375% Global Notes due December 2018	71645WAH4 / US71645WAH43	US$576,780,000	US$1,115.00	US$299,159,000	US$299,159,000
__________________________ (1) Per US$1,000.

As a result of PGF’s acceptance for purchase of all US$299,159,000.00 of the 2018 Notes tendered prior to the Expiration Date, at least a majority of the outstanding principal amount of the 2018 Notes have provided consents to eliminate certain covenants and related provisions in the indenture pursuant to which the 2018 Notes were issued (the “2018 Notes Indenture”) and the related guaranty by Petrobras (the “2018 Notes Guaranty”) as described in the Statement, and to the execution and delivery of a supplement to the 2018 Notes Indenture and an amendment to the 2018 Notes Guaranty in order to effect such amendments.

The settlement date on which (i) PGF will make the payment for the 2018 Notes accepted in the Offer to Purchase and Consent Solicitation, and (ii) PGF, Petrobras and the trustee under the 2018 Notes Indenture (the “Trustee”) will execute the supplement to the 2018 Notes Indenture and Petrobras and the Trustee will execute the amendment to the 2018 Notes Guaranty, in order to effect the approved amendments, is expected to be July 13, 2016 (the “Settlement Date”).

Holders of 2018 Notes that validly tendered prior to the Expiration Date and whose 2018 Notes have been accepted for purchase are entitled to receive the total consideration set forth in the table above, and to receive accrued and unpaid interest on their accepted 2018 Notes from the last interest payment date to, but not including, the Settlement Date.  The total cash payment to purchase the accepted 2018 Notes will be approximately US$335,858,953.23, including accrued and unpaid interest.

The Offer to Purchase and Consent Solicitation has now expired.  No 2018 Notes tendered after the Expiration Date will be accepted for purchase pursuant to the Offer to Purchase and Consent Solicitation.

The Offer to Purchase and Consent Solicitation was made pursuant to the Statement and the related Consent and Letter of Transmittal, which set forth in more detail the terms and conditions of the Offer to Purchase and Consent Solicitation.

PGF engaged BB Securities Limited, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Santander Investment Securities Inc. to act as dealer managers and solicitation agents in connection with the Offer to Purchase and Consent Solicitation.  Global Bondholder Services Corporation is acting as the depositary and information agent for the Offer to Purchase and Consent Solicitation.

This press release is not an offer to sell or purchase, nor a solicitation of an offer to sell or purchase, nor the solicitation of tenders with respect to, the securities described herein. The Offer to Purchase and Consent Solicitation are not being made to holders of notes in any jurisdiction in which PGF is aware that the making of the Offer to Purchase and Consent Solicitation or the acceptance of consents would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offer to Purchase and Consent Solicitation to be made by a licensed broker or dealer, the respective Offer to Purchase and Consent Solicitation will be deemed to be made on our behalf by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Any questions or requests for assistance regarding the Offer to Purchase and the Consent Solicitation may be directed to BB Securities Limited at +(44) 207 367 5832, J.P. Morgan Securities LLC at +1 (866) 846-2874 (toll free) or +1 (212) 834-7279 (collect), Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (888) 292-0070 (toll-free) or +1 (646) 855-8988 (collect) or Santander Investment Securities Inc. at +1 (855) 404-3636 (toll-free) or +1 (212) 940-1442 (collect). Requests for additional copies of the Statement, the Consent and Letter of Transmittal and related documents may be directed to Global Bondholder Services Corporation at +1 (866)-470-3900 (toll-free).

Neither the Statement nor any documents related to the Offer to Purchase and Consent Solicitation have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Offer to Purchase and Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended  that are not based on historical facts and are not assurances of future results.  No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

	By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Funding General Manager

Date: July 11, 2016

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